Carl Grant

DNA Dynamics, Inc.

July 23, 2019

July 23, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Sun Kissed Industries, Inc. f/k/a DNA Dynamics, Inc.
Amendment No. 2 to
Form 1-A
Filed July 9, 2019
File No. 024-10991

Ladies and Gentlemen:

On behalf of our Company, DNA Dynamcs, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 3 to the Offering Statement on Form 1-A (“Amendment No. 3”) relating to the issuance by the Company of up to 600,000,000 of shares of Common Stock.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated July 19, 2019 regarding your review of the Amended Offering Statement on Form 1-A, which was filed with the Commission on July 9, 2019.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 3. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Amended Form 1-A filed July 9, 2019

General

1.	We note your response to our prior comment 4. We also note that your exclusive forum provision selects the United States federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please describe this provision in your offering circular, including the scope of the provision and the relevant forum for litigation. In addition, provide risk factor disclosure regarding this provision. Additionally state that there is uncertainty as to whether a court would enforce such a provision.

We have added language under “Plan of Distribution” related to the exclusive forum provisions of the subscription agreement. We have also added a risk factor generally addressing the risks presented to potential investors. Additionally, we have clarified that the forum shall be specifically the United States federal district courts in the state of Nevada in the subscription agreement itself.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Carl Grant
Carl Grant, CEO
DNA Dynamics, Inc.

cc: William R. Eilers, Esq.

Carl Grant

DNA Dynamics, Inc.

July 23, 2019

to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance Office of Transportation and Leisure